UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58

                                 March 31, 2003

                               Exelon Corporation

                            10 South Dearborn Street
                                   37th Floor
                             Chicago, IL 60680-5379











Inquiries concerning this Form U-9C-3
   should be directed to:                             Scott Peters
                                                      Exelon Corporation
                                                      10 South Dearborn Street
                                                      38th Floor
                                                      Chicago, IL 60680-5379

TABLE OF CONTENTS

Item                                                                     Page
Number                                                                   Number
   1   Organization Chart                                                  2
   2   Issuances and Renewals of Securities and Capital Contributions      4
   3   Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
               Behalf of Associate Companies                               4
           Part II - Transactions Performed by Associate Companies
               On Behalf of Reporting Companies                            5
   4   Summary of Aggregate Investment                                     6
   5   Other Investments                                                   7
   6   Financial Statements and Exhibits                                   8
       Signatures                                                         11



ITEM 1.  ORGANIZATION CHART
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                                                         Energy or      Date of     % Voting
              Name of Reporting Company                 Gas-Related   Organization  Securities       Nature of Business
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
Exelon Corporation (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
  Exelon Generation Company, LLC (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
    Exelon AOG Holding # 1, Inc. (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
    Exelon AOG Holding # 2, Inc. (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Exelon New England Power Marketing, LP            Energy           3/24/1999        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
    Exelon New England Holdings, LLC (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       Exelon New England Power Services, Inc.          Energy            2/5/1998        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       Exelon Hamilton, LLC                             Energy           3/31/1999        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Penesco Company, LLC                           Energy              6/6/01        100%  Energy-related (Category 7,9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Cenesco Company, LLC                           Energy            12/31/01        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Allowance Management Company, LLC       Energy             11/8/01        100%  Energy-related (Category 2)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Peaker Development General, LLC (a)                       10/17/00        100%
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Keystone Fuels, LLC                            Energy            10/17/00      20.99%  Energy-related (Category 9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Conemaugh Fuels, LLC                           Energy            10/16/02      20.72%  Energy-related (Category 9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         ExTex Marketing, LLC *                         Energy             5/13/02        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            ExTex Power, LP *                           Energy             5/13/02         99%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Commonwealth Edison Company (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Commonwealth Research Corporation                 Energy              6/8/76        100%  Energy-related (Category 1,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   PECO Energy Company (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Horizon Energy Company *                          Energy              2/6/95        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Exelon Enterprises Company, LLC (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Energy Company                          Energy and          1/4/99        100%  Energy-related (Category 5)
                                                        Gas-Related
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            AllEnergy Gas & Electric Marketing          Energy                            100%  Energy-related (Category 5)
Company LLC
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Texas-Ohio Gas, Inc.                     Energy                            100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Energy Ohio, Inc.                    Energy             9/16/93        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Services, Inc.                          Energy             7/13/99        100%  Energy-related (Category 1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Services Federal Group, Inc.         Energy            12/30/88        100%  Energy-related (Category 1,7,)
(formerly Systems Engineering Management Corp.)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Unicom Power Holdings Inc.                     Energy             3/23/99        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Unicom Power Marketing Inc.                    Energy             7/28/97        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Enterprises Management, Inc. (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Capital Partners, Inc. (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Exelon Enterprises Investments, Inc. (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                  UTECH Climate Challenge Fund, L.P.    Energy             6/30/95       24.3%  Energy-related (Category 2)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                  EEI Telecommunications Holdings,LLC (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
* Denotes inactive corporation
(a) Directly and / or indirectly holds securities in energy-related companies.
(Item 1 continued on next page.)


                                       2



ITEM 1.  ORGANIZATION CHART (continued)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Name of Reporting Company                   Energy or     Date of     % Voting         Nature of Business
                                                          Gas-Related  Organization  Securities
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
                     Automated Power Exchange             Energy                            <5%  Energy-related (Category 3)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               ECP Telecommunications Holdings, LLC (a)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
                  Energy Trading Company                  Energy            12/3/96        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
         Adwin Equipment Company                          Energy             8/5/68        100%  Energy-related (Category 6,7)

--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
         Exelon Thermal Holdings, Inc. (formerly UT       Energy             8/5/97        100%  Energy-related (Category 6,7)
         Holdings Inc)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            Northwind Chicago LLC                         Energy             8/5/99        100%  Energy-related (Category 6,7)

--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            Exelon Thermal Development Inc. (formerly     Energy             2/5/97        100%  Energy-related (Category 6,7)
            Unicom Thermal Development Inc.)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            Exelon Thermal Technologies Inc.              Energy            7/30/93        100%  Energy-related (Category 6,7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            ETT Boston Inc. (formerly Exelon Thermal      Energy           12/22/95        100%  Energy-related (Category 6,7)
            Technologies Boston Inc.)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Northwind Boston LLC                       Energy             1/5/96         25%  Energy-related (Category 6,7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            ETT Houston Inc. (formerly Exelon Thermal     Energy             2/5/97        100%  Energy-related (Category 6,7)
              Technologies Houston Inc.)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Northwind Houston LLC                      Energy            2/19/97         25%  Energy-related (Category 6,7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
                  Northwind Houston LP                    Energy            2/20/97         25%  Energy-related (Category 6,7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            ETT North America Inc. (formerly Exelon       Energy            7/18/96        100%  Energy-related (Category 6,7)
Thermal Technologies North America Inc.)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Northwind Thermal Technologies Canada      Energy             8/1/96        100%  Energy-related; Application
Inc.                                                                                             Pending
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
                  ETT Canada, Inc. (formerly Unicom       Energy             8/1/96        100%  Energy-related; Application
Thermal  Technologies Inc. (New Brunswick))                                                                      Pending
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            ETT National Power Inc. (formerly UTT         Energy            8/15/97        100%  Energy-related (Category  6,7)
National Power Inc.)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Northwind Midway LLC                       Energy             6/2/98        100%  Energy-related (Category 6,7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            ETT Nevada Inc. (formerly UTT Nevada Inc.)    Energy           10/30/97        100%  Energy-related (Category 6,7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Northwind Aladdin LLC                      Energy           10/28/97         75%  Energy-related (Category 6,7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Northwind Las Vegas LLC                    Energy           10/28/97         50%  Energy-related (Category 6,7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
         InfraSource Inc.                                 Energy             6/8/99      < 100%  Energy-related (Category 6,9,7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
             InfraSource Underground Construction, LLC    Energy           2/5/2002        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            Infrasource Integrated Services, Inc.         Energy            5/28/99        100%  Energy-related (Category 1,4,7)
(formerly Exelon Infrastructure Services of
Pennsylvania, Inc)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               EIS Engineering                            Energy           12/11/00        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
                  InfraSource F.S., LLC                   Energy           11/23/98        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
                  InfraSource E.S., LLC                   Energy             2/3/00        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
         InfraSource Corporate Services, Inc.             Energy           12/28/01        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            Chowns Communications, Inc.                   Energy            8/12/99        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            Fischbach and Moore Electric, Inc.            Energy            8/12/99        100%  Energy-related (Category 1,2,7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            MRM Technical Group, Inc.                     Energy            8/12/99        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Aconite Corporation                        Energy             5/5/92        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Gas Distribution Contractors, Inc.         Energy           10/31/88        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Mid-Atlantic Pipeliners, Inc.              Energy            1/23/95        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Mueller Distribution Contractors, Inc.     Energy           10/16/86        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Mueller Pipeliners, Inc.                   Energy           12/27/89        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Mechanical Specialties Incorporated        Energy            3/29/95        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Rand-Bright Corporation                    Energy            2/11/85        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            Syracuse Merit Electric, Inc.                 Energy            8/12/99        100%  Energy-related (Category 1,2,7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            Trinity Industries, Inc.                      Energy            8/12/99        100%  Energy-related (Category 4,7,9)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            OSP Consultants, Inc.                         Energy           10/26/84        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               International Communications Services,     Energy            8/15/89        100%  Energy-related (Category 7)
Inc.
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               OSP, Inc.                                  Energy            8/12/87        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               OSP Telecom, Inc.                          Energy            7/13/89        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               OSP Telcom de Mexico, S.A. de C.V. *       Energy            1/23/95        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               RJE Telecom, Inc.                          Energy            1/30/89        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Utility Locate & Mapping Services, Inc.    Energy            3/27/91        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Universal Network Development Corp.        Energy                            49%  Energy-related (Category 7)
(formerly Universal Network Services, Inc.)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            Dashiell Holdings Corp.                       Energy             5/9/00        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
* Denotes inactive corporation
(a) Directly and / or indirectly holds securities in energy-related companies.
(Item 1 continued on next page.)


                                       3



ITEM 1.  ORGANIZATION CHART (concluded)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Name of Reporting Company                   Energy or     Date of     % Voting         Nature of Business
                                                          Gas-Related  Organization  Securities
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               Dashiell Corporation                       Energy           11/14/60        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
                  Dacon Corporation                       Energy            8/11/69        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            VSI Group Inc                                 Energy            4/20/00        100%  Energy-related (Category 1,2,7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            MJ Electric, Inc.                             Energy           10/07/00        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            Electric Services, Inc.                       Energy           11/02/83        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            EIS Investments, LLC                          Energy           11/14/00        100%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
               WCB Services, LLC                          Energy                            49%  Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
            Blair Park Services Inc.                      Energy                                 Energy-related (Category 7)
--------------------------------------------------------- ------------ ------------- ----------- -----------------------------
* Denotes inactive corporation
(a) Directly and / or indirectly holds securities in energy-related companies.


ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
-------------------------------- ---------------------------------------- ------------------- ---------------------------
     Company Issuing Funds         Energy-Related Company Receiving /          Type of        Net Change in Borrowings/
                                                                                                  Contributions (in
                                            (Repaying) Funds Transaction
thousands of dollars)
-------------------------------- ---------------------------------------- ------------------- ---------------------------
Exelon Energy Company            AllEnergy Gas & Electric Marketing       Debt Advance                            12,500
                                 Company LLC
-------------------------------- ---------------------------------------- ------------------- ---------------------------
Exelon Enterprises Company, LLC  Exelon Energy Company                    Debt Advance                             2,920
-------------------------------- ---------------------------------------- ------------------- ---------------------------
Exelon Enterprises Company, LLC  Exelon Services, Inc.                    Debt Advance                             3,441
-------------------------------- ---------------------------------------- ------------------- ---------------------------
Exelon Enterprises Company, LLC  Energy Trading Company                   Debt Advance                                20
-------------------------------- ---------------------------------------- ------------------- ---------------------------
Exelon Thermal Holdings          Exelon Thermal Development, Inc          Debt Advance                               215
-------------------------------- ---------------------------------------- ------------------- ---------------------------
Exelon Enterprises Investment    Exelon Enterprises Company, LLC          Debt Advance                            15,000
-------------------------------- ---------------------------------------- ------------------- ---------------------------
Unicom Power Holdings            Exelon Enterprises Company, LLC          Dividend Payment                        11,600
-------------------------------- ---------------------------------------- ------------------- ---------------------------
Adwin Equipment Company          Exelon Enterprises Company, LLC          Debt Advance                                 4
-------------------------------- ---------------------------------------- ------------------- ---------------------------
Exelon Generation, LLC           ExTex Marketing, LLC                     Capital                                     15
                                                                          Contribution
-------------------------------- ---------------------------------------- ------------------- ---------------------------
Exelon Generation, LLC           Cenesco Company, LLC                     Capital                                      1
                                                                          Contribution
-------------------------------- ---------------------------------------- ------------------- ---------------------------
Exelon Generation, LLC           Penesco Company, LLC                     Capital                                      9
                                                                          Contribution
-------------------------------- ---------------------------------------- ------------------- ---------------------------


ITEM 3.  ASSOCIATE TRANSACTIONS
     Part I.  Transactions Performed by Reporting Companies on Behalf of Associate Companies
-------------------------------------------------------------------------------------------------------------------
 Reporting Company Rendering   Associate Company Receiving      Types of Services Rendered    Total Amount Billed
          Services                       Services                                                     (a)
-------------------------------------------------------------------------------------------------------------------
                                                                                                 (thousands of
                                                                                                    dollars)
-------------------------------------------------------------------------------------------------------------------
Blair Park Services Inc.      PECO Energy Company             Telecom                                      331 (b)
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Business Services Group Security System                                21 (b)
-------------------------------------------------------------------------------------------------------------------
Exelon Services Federal       Commonwealth Edison Company    Construction Project Management             2,902 (b)
Group, Inc
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Commonwealth Edison Company    Maintenance and Construction                   38 (b)
                                    Services
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Business Services Group Construction Services                         336 (b)
-------------------------------------------------------------------------------------------------------------------
Electric Services, Inc        Exelon Generation Company, LLC Maintenance                                    10 (b)
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Commonwealth Edison Company    Security System                                72 (b)
-------------------------------------------------------------------------------------------------------------------
Exelon Services Federal       PECO Energy Company            Construction Project Management               374 (b)
Group, Inc
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Development    Northwind Aladdin LLC          Administrative and General                          1
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Development    Northwind Aladdin LLC          Plant Operators                                    76
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Development    Exelon Thermal Technologies,   Administrative and General                          3
Inc.                          Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Aladdin LLC          Administrative and General                          6
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Aladdin LLC          Plant Management                                   23
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          District Cooling                              255 (b)
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          Administrative and General                          4
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          Plant Operators                               115 (b)
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          Rent                                           27 (b)
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Midway LLC           Administrative and General                          4
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Midway LLC           Plant Operators                                   139
Inc.
-------------------------------------------------------------------------------------------------------------------
Infrasource Integrated        PECO Energy Company            Construction and Maintenance                6,597 (b)
Services, Inc
-------------------------------------------------------------------------------------------------------------------
Electric Services, Inc        PECO Energy Company            Construction and Maintenance                  143 (b)
-------------------------------------------------------------------------------------------------------------------
Mid-Atlantic Pipeliners, Inc. PECO Energy Company            GAS-ELEC Construction                          69 (b)
-------------------------------------------------------------------------------------------------------------------
MJ Electric, Inc.             Exelon Generation Company, LLC Maintenance                                     9 (b)
-------------------------------------------------------------------------------------------------------------------
MJ Electric, Inc.             Commonwealth Edison Company    Construction and Maintenance                6,097 (b)
-------------------------------------------------------------------------------------------------------------------
MJ Electric, Inc.             Exelon Services, Inc.          Construction and Maintenance                    7 (b)
-------------------------------------------------------------------------------------------------------------------
MJ Electric, Inc.             PECO Energy Company            Construction and Maintenance                  416 (b)
-------------------------------------------------------------------------------------------------------------------
Northwind Chicago, LLC        Exelon Thermal Technologies,   Cooling                                       978 (b)
                              Inc
-------------------------------------------------------------------------------------------------------------------
VSI Group Inc                 PECO Energy Company            Transfer Work and Meter Reading             2,354 (b)
                                                             (AMR Project)
-------------------------------------------------------------------------------------------------------------------
 (a) All amounts listed are direct costs billed unless stated otherwise. (b)
 Transaction charged at prevailing or market price.


                                       4



ITEM 3.  ASSOCIATE TRANSACTIONS
     Part II.  Transactions Performed by Associate Companies on Behalf of Reporting Companies
------------------------------------------------------------------------------------------------------------------------
  Associate Company Rendering    Reporting Company Receiving Services Types of Services Rendered  Total Amount Billed
            Services                                                                                      (a)
------------------------------------------------------------------------------------------------------------------------
                                                                                                 (thousands of dollars)
------------------------------------------------------------------------------------------------------------------------
Exelon Business Services Company Exelon Energy Company                Administrative and                            102
                                                                      General, Legal
------------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.            Exelon Energy Company                IT Support                                     18
------------------------------------------------------------------------------------------------------------------------
MJ Electric, Inc.                Exelon Services, Inc.                Subcontract Services                            7
------------------------------------------------------------------------------------------------------------------------
Commonwealth Edison Company      Exelon Services Federal Group, Inc.  Contract Services                              28
------------------------------------------------------------------------------------------------------------------------
Commonwealth Edison Company      Exelon Services Federal Group, Inc.  Electrical Contracting                         13
------------------------------------------------------------------------------------------------------------------------
Exelon Business Services Company InfraSource Corporate Services       Legal                                          83
------------------------------------------------------------------------------------------------------------------------
PECO Energy Company              InfraSource Corporate Services       Office Rent                                     2
------------------------------------------------------------------------------------------------------------------------
Exelon Enterprises Company, LLC  InfraSource Corporate Services       Payroll - Executive                           316
------------------------------------------------------------------------------------------------------------------------
Exelon Business Services Company InfraSource Corporate Services       Rent, Teleconferencing,                       144
                                                                      Phones, Computers, IT and
                                                                      Accounting
------------------------------------------------------------------------------------------------------------------------
PECO Energy Company              InfraSource Integrated Services      Vehicle Expenses and                        1,812
                                                                      Materials
------------------------------------------------------------------------------------------------------------------------


(a) Transaction charged at prevailing or market price.


                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT
                                 March 31, 2003
                                 (in thousands)


Investments in energy-related companies:

Total consolidated capitalization of Exelon Corporation
  as of  March 31, 2003.                                     $24,563,000                  Line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                     $3,684,450       Line 2

Greater of $50 million or line 2                                                        3,684,450       Line 3

Total current aggregate investment subsequent to October 20, 2000 (categorized by major line of energy-related business):
     Energy-related business category 2                                      72,284
     Energy-related business category 5                                     246,905
     Energy-related business category 6                                      10,571
     Energy-related business category 7                                      34,625
     Energy-related business category 9                                       5,847
     Energy-related business category 10                                    (35,950)
Total current aggregate investment                                                        334,482       Line 4
                                                                                          -------

Difference between the greater of $50 million
  or 15% of capitalization and the total
  aggregate investment of the registered
  holding company system (line 3 less line 4)
                                                                                       $3,350,168       Line 5
                                                                                       ==========

Investments in gas-related companies:                                          NONE


ITEM 5.  OTHER INVESTMENTS

Filed under confidential treatment pursuant to Rule 104(b).

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements
--------------------

(1) Exhibit A-1 Statement of Income of Exelon Services, Inc. for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(2) Exhibit A-2 Balance Sheet of Exelon Services, Inc. at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(3) Exhibit B-1 Statement of Income of Exelon Thermal Holdings, Inc. for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(4) Exhibit B-2 Balance Sheet of Exelon Thermal Holdings, Inc. at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(5) Exhibit C-1 Statement of Income of Exelon Energy Company for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(6) Exhibit C-2 Balance Sheet of Exelon Energy Company at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(7) Exhibit D-1 Statement of Income of Unicom Power Holdings, Inc. for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(8)   Exhibit D-2 Balance Sheet of Unicom Power Holdings, Inc. at March 31, 2003
      - filed under confidential treatment pursuant to Rule 104(b).

(9) Exhibit E-1 Statement of Income of Penesco Company, LLC for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(10) Exhibit E-2 Balance Sheet of Penesco Company, LLC at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(11) Exhibit E-1 Statement of Income of Cenesco Company, LLC for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(12) Exhibit E-2 Balance Sheet of Cenesco Company, LLC at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(13) Exhibit F-1 Statement of Income of Exelon Allowance Management Co. for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(14) Exhibit F-2 Balance Sheet of Exelon Allowance Management Co. at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(15) Exhibit G-1 Statement of Income of ExTex Marketing, LLC for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(16) Exhibit G-2 Balance Sheet of ExTex Marketing, LLC at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

H(17) Exhibit H-1 Statement of Income of ExTex Power, LP for three months ended
      March 31, 2003 - filed under confidential treatment pursuant to Rule
      104(b).

(18) Exhibit H-2 Balance Sheet of ExTex Power, LP at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(19) Exhibit I-1 Statement of Income of Energy Trading Company for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(20) Exhibit I-2 Balance Sheet of Energy Trading Company at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(21) Exhibit J-1 Statement of Income of Unicom Power Marketing, Inc. for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(22) Exhibit J-2 Balance Sheet of Unicom Power Marketing, Inc. at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(23) Exhibit K-1 Statement of Income of Adwin Equipment Company for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(24) Exhibit K-2 Balance Sheet of Adwin Equipment Company at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(25) Exhibit L-1 Statement of Income of InfraSource for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(26) Exhibit L-2 Balance Sheet of InfraSource at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(27) Exhibit M-1 Statement of Income of Exelon New England Power Marketing LP for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(28) Exhibit M-2 Balance Sheet of Exelon New England Power Marketing LP at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(29) Exhibit N-1 Statement of Income of Exelon Hamilton for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(30) Exhibit N-2 Balance Sheet of Exelon Hamilton at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(31) Exhibit O-1 Statement of Income of Exelon New England Power Services, Inc. for three months ended March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(32) Exhibit O-2 Balance Sheet of Exelon New England Power Services, Inc. at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(33) Exhibit P Trial Balance for Conemaugh Fuels, LLC as of March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(34) Exhibit Q Trial Balance for Keystone Fuels, LLC at March 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(35) Financial Statements for Commonwealth Research Corporation as of December 31, 2002.

Exhibits
--------

(36) Blanket Master Contract Number 00053083 dated 12/02/02 between Midwest Mechanical and Exelon Generation Co. LLC. to provide construction and maintenance services as requested for the Braidwood, Byron, Clinton, Dresden, LaSalle, Quad Cities and Zion Stations.

(37) Contract or Time and Material Authorizations from Jones Lang LaSalle on behalf of Commonwealth Edison for emergency repairs and other construction services.

(38) Purchase Order 00054545 dated 2/17/03 between Exelon Generation Co. LLC and Midwest Mechanical to provide construction services at Dresden Station.

(39) Construction contract dated 02/12/03 between Amergen Energy Company and Exelon Services Mechanical Group to provide construction services at the Oyster Creek Generation Station.

(40) Purchase Order 00057020 dated 03/14/03 between Exelon Generation Co. LLC. and Midwest Mechanical to provide construction services at the Quad Cities Station.

(41) Construction agreements between Commonwealth Edison and Exelon Services Mechanical Group - Service to provide miscellaneous construction services.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Exelon Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on the 30th day of May 2003.

                                                   Exelon Corporation
                                                      Registrant

                                          By:/s/ Matthew F. Hilzinger
                                             ------------------------
                                                 Vice President and
                                                 Corporate Controller





With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the first quarter of 2003 has been filed with Exelon Corporation's interested state commissions whose names and addresses are listed below.


Donna Caton, Chief Clerk
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, Illinois 62706

James J. McNulty, Secretary
Pennsylvania Public Utility Commission
P.O. Box 3265
Harrisburg, Pennsylvania 17105-3265


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